UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ESS Tech, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

26916J106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ACON S2 Sponsor, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,133,334(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,133,334(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,133,334(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.53%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents (i) 3,050,000 shares of Common Stock, $0.0001 par value per share (“Common Shares”) and (ii) 4,083,334 Common Shares acquirable in respect of 4,083,334 private placement warrants (“Private Placement Warrants”).

(2)

Calculated based on (i) 153,258,791 Common Shares issued and outstanding as of October 31, 2022 as reported in the Issuer’s 10-Q filed November 3, 2022 and (ii) 4,083,334 Common Shares acquirable in respect of the Private Placement Warrants.

1.	Names of Reporting Persons ACON Investment Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,133,334(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,133,334(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,133,334(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.53%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 3,050,000 Common Shares and (ii) 4,083,334 Private Placement Warrants.
(2)

Calculated based on (i) 153,258,791 Common Shares issued and outstanding as of October 31, 2022 as reported in the Issuer’s 10-Q filed November 3, 2022 and (ii) 4,083,334 Common Shares acquirable in respect of the Private Placement Warrants.

Item 1(a).	Name of Issuer:

ESS Tech, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2440 SW Parkway Ave, Bldg. 83 Wilsonville, OR 97070

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.  ACON S2 Sponsor, L.L.C. (the “Sponsor”)

2.  ACON Investment Holdings, LLC (“Holdings”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

c/o ACON S2 Acquisition Corp. 1133 Connecticut Avenue, NW, Suite 700 Washington, DC 20036, USA

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Shares, $0.0001 par value per share

Item 2(e).	CUSIP Number:

26916J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership. (a) Amount beneficially owned: See response to Item 9 on each cover page. (b) Percent of Class: See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The Sponsor directly holds 3,050,000 Common Shares and 4,083,334 Private Placement Warrants, representing beneficial ownership of 4.53% issued and outstanding of the Issuer’s Common Shares. Holdings is the managing member of the Sponsor and therefore may be deemed the beneficial owner of the reported securities.

The members of Holdings are Bernard Aronson, Kenneth Brotman and Jonathan Ginns. Consequently, each of Holdings, Bernard Aronson, Kenneth Brotman and Jonathan Ginns may be deemed to have voting and dispositive power over the reported securities directly held by the Sponsor. This Statement shall not be construed as an admission that Holdings, Bernard Aronson, Kenneth Brotman, or Jonathan Ginns are, for Section 13(d) or 13(g) purposes, the beneficial owners of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

ACON S2 SPONSOR, L.L.C.

By:	ACON INVESTMENT HOLDINGS, LLC, its managing member

By:	/s/ Teresa Y. Bernstein
Name:	Teresa Y. Bernstein
Title:	Secretary and Asst. Treasurer

ACON INVESTMENT HOLDINGS, LLC

By:	/s/ Teresa Y. Bernstein
Name:	Teresa Y. Bernstein
Title:	Secretary and Asst. Treasurer

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2020, by and among ACON S2 Sponsor, L.L.C. and ACON Investment Holdings, LLC.